FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

	Sean Finn Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary	Premier vice-président Affaires publiques, chef de la direction des Affaires juridiques et secrétaire général

www.cn.ca	935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Canada T 514-399-7091 F 514-399-4854	935 de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Canada T 514-399-7091 Tc 514-399-4854

February 11, 2005

To:	Autorité des marchés financiers – Direction de l'encadrement des marchés de valeurs
Alberta Securities Commission
British Columbia Securities Commission
The Canadian Depository for Securities Limited (CDS)
Manitoba Securities Commission
New Brunswick Securities Commission
Government of Newfoundland & Labrador
Northwest Territories Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, P.E.I.
Saskatchewan Securities Commission
Toronto Stock Exchange
Yukon Securities Commission
Nunavut, Registrar of Securities

Subject: Canadian National Railway Company

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Record date:	March 15, 2005
2.	Meeting date:	April 21, 2005
3.	Beneficial ownership determination date:	March 15, 2005
4.	Place of meeting:	Montreal, Quebec
5.	Meeting type:	Annual
6.	Security description entitling holder to receive notice of and to vote at the meeting:	Common Shares
7.	CUSIP Number:	136375-10-2

February 11, 2005

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours truly,

(s) Sean Finn
Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 11, 2005	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary